Gray Television, Inc.

4370 Peachtree Road NE Atlanta, GA 30319

Phone: 404-504-9828 Fax: 404-261-9607

April 5, 2024

VIA EDGAR

Morgan Youngwood

Stephen Krikorian

Division of Corporate Finance

Office of Technology

United States Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549

Re:	GRAY TELEVISION INC Form 10-K for the Fiscal Year Ended December 31, 2023 Filed February 23, 2024 Form 8-K Filed February 23, 2024 File No. 001-13796

Dear Mr. Youngwood and Mr. Krikorian:

Reference is made to the comment of the Staff of the United States Securities and Exchange Commission (the “Staff”) in your letter dated March 22, 2024 (the “Comment Letter”) with respect to the Annual Report on Form 10-K of Gray Television, Inc. (“Gray” or the “Company”) for the Fiscal Year Ended December 31, 2023, and the Current Report on Form 8-K filed on February 23, 2024.

We are writing to respond to the comments contained in the Comment Letter. To facilitate your review of our reply, we have incorporated the Staff’s original comments immediately above our replies.

Comment #1:

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of the Financial Condition and Results of Operations

Critical Accounting Policies

Annual Impairment Testing of Broadcast Licenses and Goodwill, page 43

1.

Please disclose in future filings whether the estimated fair value of your broadcasting reporting unit substantially exceed its carrying value as a result of your goodwill impairment testing. If the broadcasting reporting unit has estimated fair values that do not substantially exceed its carrying values, please provide information that would allow investors to better assess the probability of a future goodwill impairment, including the following:

●	The percentage by which fair value exceeded carrying value at the date of the most recent test;
●	A description of key assumptions used and how they were determined;
●	A discussion of the degree of uncertainty associated with key assumptions and a sensitivity analysis of the impact of changes in key assumptions; and
●	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K.

Gray Television, Inc.	Page 1 of 10

Reply to Comment #1:

The Company will expand its disclosures (as underlined below) within the “Critical Accounting Estimates” section of Management's Discussion and Analysis of Financial Condition and Results of Operations prospectively beginning in the Form 10-K for the Fiscal Year Ended December 31, 2024 (or earlier if an interim impairment analysis is required), as follows:

“[…]For our annual goodwill impairment test in 2024, we concluded that it was more likely than not that goodwill was not impaired based upon our qualitative assessments for [number] of our reporting units. We elected to perform a quantitative assessment for the remainder of our reporting units and concluded that their fair values exceeded their carrying values. To estimate the fair value of our reporting units, we utilize a discounted cash flow model supported by a market multiple approach. We believe that a discounted cash flow analysis is the most appropriate methodology to test the recorded value of long-term assets with a demonstrated long-lived/enduring franchise value. We believe the results of the discounted cash flow and market multiple approaches provide reasonable estimates of the fair value of our reporting units because these approaches are based on our actual results and reasonable estimates of future performance, and also take into consideration a number of other factors deemed relevant by us including, but not limited to, expected future market revenue growth, market revenue shares and operating profit margins. We have historically used these approaches in determining the value of our reporting units. We also consider a market multiple approach to corroborate our discounted cash flow analysis. We believe that this methodology is consistent with the approach that a strategic market participant would utilize if they were to value our television stations. Based on the results of the Company’s annual impairment testing, it was determined that the fair value of each of our reporting units is substantially in excess of their carrying amount.”

To the extent the fair value of a reporting unit is not substantially in excess of its carrying amount, the Company will provide the following disclosures:

●	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

●	The amount of goodwill allocated to the reporting unit;

●	A description of the key assumptions used and how the key assumptions were determined;

●	A discussion of the degree of uncertainty associated with the key assumptions; and

●	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Comment #2:

Notes to Consolidated Financial Statements

Note 2 - Revenue, page 67

2.

Please describe the components other than the deposit liabilities that are classified as deferred revenue. Please clarify whether these components represent an obligation to transfer goods or services to a customer. Refer to ASC 606-10-45-2. That is, confirm that the satisfaction of these obligations will result in the recognition of revenue from contracts with customers. If not, these amounts should be not be classified as deferred revenue.

Gray Television, Inc.	Page 2 of 10

Reply to Comment #2:

Within the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023, the components of deferred revenue were as follows (in millions):

	December 31, 2023	December 31, 2022
Deferred Revenue:
Deposit liabilities (as reported)	$13	$12
Other deposit liabilities	10	12
Other contractual liabilities	16	-
Total deferred revenues	$39	$24

As described within Note 2 of the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023, deposit liabilities represent cash deposits received from our customers that are to be applied as payment once the performance obligation arises and is satisfied. Upon the satisfaction of the performance obligation, these amounts will result in the recognition of revenue from contracts with customers. The Company will include the amounts associated with other deposit liabilities, which are identical to those previously reported as deposit liabilities, within the deposit liabilities disclosure within its future filings, beginning in the Form 10-Q for the Quarter Ending March 31, 2024.

Gray’s other contractual liabilities are comprised of amounts received from third parties for which the Company has not fulfilled its obligations under the contracts, including obligations to transfer ownership of assets that Gray is constructing. Such amounts do not represent amounts which will result in the recognition of revenue from contracts with customers. The Company will reclassify such amounts to other accrued expenses within its future filings, beginning in the Form 10-Q for the Quarter Ending March 31, 2024.

Comment #3:

Note 13 - Goodwill and Intangible Assets

Impairment of goodwill and broadcast licenses, page 89

3.

Please provide us with a reconciliation of the aggregate fair value of your reporting units to your market capitalization as of or around the goodwill impairment test date. Refer to ASC 350-20-35-22 to 35-24.

Gray Television, Inc.	Page 3 of 10

Reply to Comment #3:

Market Capitalization Reconciliation as of December 31, 2023
(in millions, except stock price per share)
Total enterprise value	GTN	GTN.a	Total

Stock price per share	$8.96	$8.57
Shares outstanding	87	8
Market value of equity (minority marketable basis)	$782	$70	$852

Total outstanding principal balance of indebtedness(1)			6,210
Preferred stock(1)			650
Total enterprise value			$7,712

Indicated enterprise fair value by reporting unit:
Broadcasting			$10,059
Raycom Sports			5
Tupelo Honey			26
RTM Studios			27
Total estimated enterprise fair value			$10,117

Implied premium over enterprise value			31.2%

(1) To arrive at enterprise value, the Company has quantified the carrying value of total debt and preferred stock as of December 31, 2023.

As indicated within ASC 350-20-35-22, the FASB acknowledges that the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole. An acquiring entity often is willing to pay more for equity securities that give it a controlling interest than an investor would pay for a number of equity securities representing less than a controlling interest.

Gray’s stock is relatively closely held in terms of both shares and voting control. As a result, Gray’s “public float” is small which contributes to lighter trading volume. During the year ended December 31, 2023, the average daily trading volumes have represented less than 1% of outstanding shares. Each of these factors individually and collectively has a significant influence over any final pricing of a change in control transaction for Gray. For this reason, Gray utilizes a discounted cash flow model supported by a market multiple approach.

Based on the analyses performed, the Company concluded there is a difference between the market capitalization of the Company and the fair value of the Company’s reporting units, but that the difference is reasonable and the estimates used to arrive at the fair value of the reporting units are reasonable.

Gray Television, Inc.	Page 4 of 10

Comment #4:

Form 8-K filed February 23, 2024

Effects of Acquisitions and Divestitures on Our Results of Operations and Non-GAAP Terms

Reconciliation of Non-GAAP Terms (Unaudited), page 7

4.

We note that you present Broadcast Cash Flow, Broadcast Cash Flow Less Cash Corporate Expenses and Free Cash Flow. Please explain whether these are Non-GAAP performance or liquidity measures, and clarify what the measures are attempting to convey. Help us better understand why you appear to be making cash-based adjustments to measures that are reconciled to GAAP net income/(loss). Please support the labels used for each of these measures as they imply that each is a liquidity measure. We refer you to Item 10(e)(1)(i) of Regulation S-K and Questions 100.01, 100.05 and 102.07 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Reply to Comment #4

The Company respectfully acknowledges the Staff’s comment. The Company considers Broadcast Cash Flow, Broadcast Cash Flow Less Cash Corporate Expenses and Free Cash Flow as indicators of the Company’s operating performance and thus a measure of profitability by broadcast television companies rather than liquidity. However, despite use of the measure within the broadcast television industry, we recognize that cash-based adjustments should not be included in a performance measure and that such adjustments are typically associated with a liquidity measure. Accordingly, beginning with our first quarter 2024 earnings release, we will remove any reference to Broadcast Cash Flow, Broadcast Cash Flow Less Cash Corporate Expenses, and Free Cash Flow as non-GAAP operating performance measures, and be replacing such metrics with “Adjusted EBITDA” and supplemental information. We have provided an example of the revised disclosure to be included in future filings within Exhibit A.

Comment #5:

Form 8-K filed February 23, 2024

Effects of Acquisitions and Divestitures on Our Results of Operations and Non-GAAP Terms

Reconciliation of Non-GAAP Terms (Unaudited), page 7

5.

We note that you present Operating Cash Flow, a non-GAAP measure reconciled to net income for the eight quarters ended December 31, 2023. We also note the disclosure explaining that this non-GAAP measure represents your average annual Operating Cash Flow as defined in your Senior Credit Facility. As this non-GAAP measure covers a period of eight quarters, appears to include cash-based adjustments, and gives effect to the revenue and broadcast expenses from acquisitions and divestitures along with synergies expected from acquisitions and related financings, please tell us how you determined that it is consistent with Item 10(e)(1)(i) of Regulation S-K and Regulation G.

Reply to Comment #5:

The Company respectfully advises the Staff that we believe disclosure of “Operating Cash Flow” as defined in the Senior Credit Facility is consistent with Item 10(e)(1)(i) of Regulation S-K and Regulation G for the following reasons. The defined term “Operating Cash Flow” within the Senior Credit Facility is a significant measure used in calculating material financial covenants within the Senior Credit Facility that limit our ability to incur indebtedness, incur liens, make investments, make restricted payments and set the interest cost on our $625 million revolving credit facility. Since the Company’s total principal amount of long-term debt outstanding as of December 31, 2023 was $6.21 billion, of which $2.66 billion of principal amount was outstanding under the Senior Credit Facility, is a material balance, disclosure of this defined metric is relevant and important to debt investors and shareholders to be able understand the Company’s ability to incur additional indebtedness, incur liens and/or make investments, restricted payments and the interest cost of any borrowings under our revolving credit facility.

Gray Television, Inc.	Page 5 of 10

Notwithstanding the foregoing, the Company acknowledges that the term “Operating Cash Flow” could be misconstrued to reflect the GAAP term “cash provided by or used in operations”. The Company proposes that beginning in the first quarter of 2024, we will change the description of this defined term to “L8QA OCF”. In Exhibit B, we provide an example of the prospective disclosure.

The Company respectfully notes that it discloses the covenant limitations discussed above, among others, in footnote 4 “Long Term Debt” contained in Form 10-K for the year ended December 31, 2023. That excerpted disclosure is presented below for ease of reference for the Staff:

“Collateral, Covenants and Restrictions. Our obligations under the 2019 Senior Credit Facility are secured by substantially all of our consolidated assets, excluding real estate. In addition, substantially all of our subsidiaries are joint and several guarantors of, and our ownership interests in those subsidiaries are pledged to collateralize, our obligations under the 2019 Senior Credit Facility. Gray Television, Inc. is a holding company, and has no material independent assets or operations. For all applicable periods, the 2026 Notes, 2027 Notes, 2030 Notes and 2031 Notes have been fully and unconditionally guaranteed, on a joint and several, senior unsecured basis, by substantially all of Gray Television, Inc.’s subsidiaries. Any subsidiaries of Gray Television, Inc. that do not guarantee the 2026 Notes, 2027 Notes, 2030 Notes and 2031 Notes are not material or are designated as unrestricted under the Senior Credit Facility. As of December 31, 2023, there were no significant restrictions on the ability of Gray Television, Inc.'s subsidiaries to distribute cash to Gray or to the guarantor subsidiaries.

The 2019 Senior Credit Facility contains affirmative and restrictive covenants with which we must comply, including: (a) limitations on additional indebtedness, (b) limitations on liens, (c) limitations on the sale of assets, (d) limitations on guarantees, (e) limitations on investments and acquisitions, (f) limitations on the payment of dividends and share repurchases, (g) limitations on mergers and (h) maintenance of the First Lien Leverage Ratio while any amount is outstanding under the revolving credit facility, as well as other customary covenants for credit facilities of this type. The 2026 Notes, 2027 Notes, 2030 Notes and 2031 Notes include covenants with which we must comply which are typical for borrowing transactions of their nature. As of December 31, 2023 and 2022, we were in compliance with all required covenants under all of our debt obligations.”

The Company respectfully advises the Staff that the current disclosure of this defined term and its reconciliation from net income is the same as the legal definition contained in the Senior Credit Facility. The definition in the Senior Credit Facility of this important metric uses a “last eight quarter average” to take into consideration the natural two-year business cycle of the Company (and the television broadcast industry) reflecting the material amount of political advertising revenue historically earned in even numbered years reflecting the biannual election cycle of the country. Accordingly, management believes this defined metric is a very material metric to the debt investors and shareholders and changing the disclosure would deprive these investors of useful information.

We appreciate the SEC’s ongoing commitment to promoting transparent financial reporting practices and the opportunity to address your comments. We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If the Staff has any comments or questions related to this response, please contact the undersigned by telephone at 404-504-9828, fax at 404-261-9607 or email at jim.ryan@gray.tv

Sincerely,

Gray Television, Inc.

By:	/s/ James C. Ryan
James C. Ryan
Executive Vice President and Chief Financial Officer

Gray Television, Inc.	Page 6 of 10

EXHIBIT A

Non-GAAP Terms

In addition to results prepared in accordance with GAAP, this earnings release discusses Adjusted EBITDA, a non-GAAP performance measure that management uses to evaluate the performance of the business. We also believe that the non-GAAP measure provides useful information to investors by allowing them to view our business through the eyes of management and is a measure that is frequently used by industry analysts, investors and lenders as a measure of valuation for broadcast companies.

Adjusted EBITDA is calculated as net income (loss), adjusted for income tax expense (benefit), interest expense, loss on extinguishment of debt, non-cash stock-based compensation costs, non-cash 401(k) expense, depreciation, amortization of intangible assets, impairment of goodwill and other intangible assets, impairment of investments, loss (gain) on asset disposals and certain other miscellaneous items. We consider Adjusted EBITDA to be an indicator of our operating performance. A reconciliation of the Adjusted EBITDA measure to the comparable financial measure in accordance with GAAP is as follows:

	Three Months Ended
	December 31,
	2023	2022	2021
	(in millions)

Net (loss) income	$(9)	$186	$29
Adjustments to reconcile from net (loss) income to Adjusted EBITDA:
Depreciation	39	33	28
Amortization of intangible assets	47	51	36
Non-cash stock-based compensation costs	6	5	4
Non-cash 401(k) expense	10	9	7
Loss (gain) on disposal of assets, net	1	4	(4)
Miscellaneous (income) expense, net	(12)	1	1
Impairment of investments	21	18	-
Interest expense	116	100	62
Income tax (benefit) expense	(3)	58	13
Adjusted EBITDA	$216	$465	$176

Supplemetal Information:
Interest expense	$116	$100	$62
Amortization of deferred financing costs	2	3	2
Preferred stock dividends	13	13	13
Common stock dividends	8	7	8
Purchases of property and equipment (1)	30	53	35
Reimbursements of property and equipment purchases (2)	-	-	1
Income taxes paid, net of refunds (3)	7	52	3

(1)	Excludes $29 million, $85 million and $18 million related to the Assembly Atlanta project in 2023, 2022 and 2021, respectively.
(2)	Excludes approximately $26 million related to the Assembly Atlanta project in 2023.
(3)	Excludes approximately $17 million of income tax payments in 2021, resulting from the divestitures of certain television stations related to our Acquisitions.

Gray Television, Inc.	Page 7 of 10

EXHIBIT A - Continued

	Year Ended
	December 31,
	2023	2022	2021
	(in millions)

Net (loss) income	$(76)	$455	$90
Adjustments to reconcile from net (loss) income to Adjusted EBITDA:
Depreciation	145	129	104
Amortization of intangible assets	194	207	117
Impairment of goodwill and other intangible assets	43	-	-
Non-cash stock-based compensation costs	20	22	14
Non-cash 401(k) expense	10	9	8
Loss (gain) on disposal of assets, net	21	(2)	42
Miscellaneous (income) expense, net	(7)	4	8
Impairment of investments	29	18	-
Interest expense	440	354	205
Loss on early extinguishment of debt	3	-	-
Income tax (benefit) expense	(6)	159	78
Adjusted EBITDA	$816	$1,355	$666

Supplemetal Information:
Interest expense	$440	$354	$205
Amortization of deferred financing costs	12	15	11
Preferred stock dividends	52	52	52
Common stock dividends	30	30	31
Purchases of property and equipment (1)	108	172	98
Reimbursements of property and equipment purchases (2)	-	7	11
Income taxes paid, net of refunds (3)	50	180	60

(1)	Excludes approximately $240 million, $264 million and $109 million related to the Assembly Atlanta project in 2023, 2022 and 2021, respectively.
(2)	Excludes approximately $64 million related to the Assembly Atlanta project in 2023.
(3)	Excludes $89 million of income tax payments in 2021, resulting from the divestitures of certain television stations related to our Acquisitions.

Gray Television, Inc.	Page 8 of 10

EXHIBIT B

Non-GAAP Terms

In addition to results prepared in accordance with GAAP, this earnings release discusses “L8QA OCF” a non-GAAP measure that management uses to evaluate our compliance with our financial covenants in our indebtedness agreements. This metric is a defined term within our Senior Credit Facility and is a significant measure that in turn is used in calculating material financial covenants within the Senior Credit Facility that limit our ability to incur indebtedness, incur liens, make investments, make restricted payments and set the interest cost on our revolving credit facility. Accordingly, management believes this defined metric is a very material metric to our debt investors and stockholders.

“L8QA OCF” as defined in our Senior Credit Facility gives effect to the revenue and broadcast expenses of all completed acquisitions and divestitures as if they had been acquired or divested, respectively, on January 1, 2022 It also gives effect to certain operating synergies expected from the acquisitions and related financings and adds back professional fees incurred in completing the acquisitions. Certain of the financial information related to the acquisitions has been derived from, and adjusted based on, unaudited, un-reviewed financial information prepared by other entities, which Gray cannot independently verify. We cannot assure you that such financial information would not be materially different if such information were audited or reviewed and no assurances can be provided as to the accuracy of such information, or that our actual results would not differ materially from this financial information if the acquisitions had been completed on the stated date. In addition, the presentation of L8QA OCF as defined in the Senior Credit Facility and the adjustments to such information, including expected synergies resulting from such transactions, may not comply with GAAP or the requirements for pro forma financial information under Regulation S-X under the Securities Act of 1933. Our Total Leverage Ratio, Net of All Cash is determined by dividing our Adjusted Total Indebtedness, Net of All Cash, by our Operating Cash Flow as defined in our Senior Credit Facility, divided by two. Our Adjusted Total Indebtedness, Net of All Cash, represents the total outstanding principal of our long-term debt, plus certain other obligations as defined in our Senior Credit Facility, less all cash (excluding restricted cash). Our L8QA OCF, as defined in our Senior Credit Facility, represents our average annual amount for the preceding eight quarters then ended.

Below is a reconciliation of L8QA OCF, as defined and prescribed in our Senior Credit Facility for the period ended December 31, 2023 and a calculation of our “Total Leverage Ratio, Net of All Cash” as defined in our Senior Credit Facility as of December 31, 2023.

Gray Television, Inc.	Page 9 of 10

Exhibit B – Continued

Reconciliation of Total Leverage Ratio, Net of All Cash (Unaudited):

Eight Quarters Ended
December 31, 2023
(in millions)
Net income	$379
Adjustments to reconcile from net income to L8QA OCF as defined in our Senior Credit Agreement:
Depreciation	274
Amortization of intangible assets	401
Impairment of goodwill and other intangible assets	43
Non-cash stock-based compensation	42
Non-cash 401(k) expense	19
Loss on disposal of assets, net	19
Impairment of investments	47
Interest expense	794
Loss on early extinguishment of debt	3
Income tax expense	153
Amortization of program broadcast rights	85
Payments for program broadcast rights	(87)
Pension gain	(5)
Contributions to pension plan	(7)
Adjustments for unrestricted subsidiaries	45
Adjustments for stations acquired or divested, financings and expected synergies during the eight quarter period	(2)
Transaction Related Expenses	9
Other	1
Total eight quarters ended December 31, 2023	$2,213
Total eight quarters ended December 31, 2023, divided by 2
L8QA OCF as defined in our Senior Credit Facility	$1,107

December 31, 2023
Adjusted Total Indebtedness:
Total outstanding principal	$6,210
Letters of credit outstanding	5
Cash	(21)
Adjusted Total Indebtedness, Net of All Cash	$6,194

Total Leverage Ratio, Net of All Cash	5.60

Gray Television, Inc.	Page 10 of 10